04025554

12-31-03

CLOVER COMMUNITY BANKSHARES, INC.

ANNUAL REPORT, 2003

CLOVER COMMUNITY BANKSHARES, INC.

2003 ANNUAL REPORT

Contents

About the Company

Clover Community Bankshares, Inc. (the "Company"), headquartered in Clover, South Carolina, is a bank holding company organized as a South Carolina corporation with one wholly-owned banking subsidiary. Through its subsidiary, Clover Community Bank (the "Bank"), the Company provides a wide range of lending and deposit services and telebanking. Substantially all lending and deposit acquisition activities occur within the Company's local market area in York County, South Carolina. The Company markets its products and services principally by offering attractive interest rates and fees along with a friendly, personal service approach which management believes can be best accomplished by a locally owned community bank. The Bank first commenced operation on October 1, 1987, and the Company was organized in 1998 to become the Bank's holding company under a plan approved by the Bank's shareholders. The Company opened a branch banking office in the Lake Wylie area of York County during late 2002.

Vision Statement

"Clover Community Bank is committed to making the communities we serve a better place to live and work."

Mission Statement

"Clover Community Bank is established to serve the financial needs of the community, its businesses and citizens. The Bank's goal is to provide quality products and services that produce a profit and provide value to the shareholder."

Locations

Clover Community Bankshares, Inc.
Clover Community Bank
124 North Main Street
Clover, South Carolina 29710
(803) 222-7660

Lake Wylie Office
5196 Charlotte Highway
Lake Wylie, South Carolina 29710
(803) 831-8933


Total Assets
(In Millions)
$75
$50
$25
$0
1999
2000
2001
2002
2003


Net Income
(In Thousands)
$1,200
$1,000
$800
$600
$400
$200
$0
1999
2000
2001
2002
2003

Financial Highlights

(Dollars in thousands, except per share)

	2003	2002	Percent Change
Balance Sheet			
Total assets	$ 70,925	$ 60,784	16.68 %
Net loans	43,339	34,701	24.89
Securities	18,398	16,534	11.27
Deposits	62,672	48,691	28.71
Shareholders' equity	8,038	7,890	1.88
For the Year			
Net interest income	$ 2,800	$ 2,424	15.51 %
Provision for loan losses	96	357	(73.11)
Noninterest income	832	1,053	(20.99)
Noninterest expense	2,444	1,917	27.49
Income tax expense	326	371	(12.13)
Net income	766	832	(7.93)
Per Share			
Net income	$ 0.75	$ 0.82	(8.54) %
Cash dividends paid	0.50	0.75	(33.33)
Book value at year end	7.94	7.78	2.06
Financial Performance Ratios			
Return on average assets	1.06 %	1.39 %	
Return on average equity	9.68	10.58	
Asset Quality Ratios			
Nonperforming loans to total loans	0.44 %	1.23 %	
Allowance for loan losses times nonperforming loans	2.32 x	0.83 x	
Net charge-offs to average total loans	0.01 %	0.80 %	


Net Income Per Share
$1.20
$1.00
$0.80
$0.60
$0.40
$0.20
$0.00
1999
2000
2001
2002
2003


Return On Average Assets
2.00%
1.80%
1.60%
1.40%
1.20%
1.00%
0.80%
0.60%
0.40%
0.20%
0.00%
1999
2000
2001
2002
2003


Return On Average Equity
16.00%
14.00%
12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
1999
2000
2001
2002
2003

Report to the Shareholders of Clover Community Bankshares, Inc.

Dear Shareholder:

I am excited to report to you on the Company's progress in 2003. After opening our new office in Lake Wylie in December, 2002, we welcomed the challenges and opportunities afforded us. The office in Lake Wylie, led by Paige McCarter, brought in $10.95 million in loans and $10.76 million in deposits. The new branch office contributed to the overall asset growth of the Company to $70.0 million in total assets. This 16.7% increase from 2002 is exceptional growth for one year.

Financially, 2003 was a good year for the Company. Although the Federal Reserve continued its work on re-energizing the economy through low interest rates, and this created challenges for us in managing return on assets and cost of funds, our growth and profitability remained healthy. Our emphasis on serving customer needs and personalized services was instrumental in our growth.

In addition to serving customers at our second branch location, the Company's other objective was to continue offering our customers competitive products and services through technology. We did that in 2003 with the development and implementation of internet banking and bill paying, which are free services to our customers.

Net income for the year was $765,528, compared to $831,847 in 2002. The decrease in income was primarily due to the staffing and opening of the Lake Wylie branch. Total assets on December 31, 2003, increased to $70.9 million, an increase of 16.7% over the previous year. Total deposits grew to a new record of $62.7 million, a 28.7% increase over 2002. And finally, total loans grew to $43.8 million, a 24.9% increase over the previous year.

I am excited about the future of Clover Community Bank. We have a great Board, Management Team and Staff and with your continued support, we will continue to be a successful independent community Bank.

Sincerely,

Gwen M. Thompson

Gwen M. Thompson
President &
Chief Executive Officer

Financial Summary

(Dollars in thousands, except per share data)	Years ended December 31,				
	2003	**2002**	**2001**	**2000**	**1999**
Financial Condition					
Securities	$18,398	$16,534	$16,924	$17,893	$17,554
Allowance for loan losses	450	360	274	254	259
Loans, Net	43,339	34,701	31,537	30,514	29,260
Premises, furniture and equipment, net	2,308	2,282	1,445	811	874
Total assets	70,925	60,784	57,192	51,928	52,340
Noninterest bearing deposits	9,349	4,922	4,288	3,126	3,084
Interest bearing deposits	53,323	43,769	40,665	36,290	37,774
Total deposits	62,672	48,691	44,953	39,416	40,858
Long-term debt	-	4,000	4,000	4,000	4,000
Total liabilities	62,886	52,894	49,356	44,265	45,178
Total shareholders' equity	8,038	7,890	7,836	7,663	7,162
Results of Operations					
Interest income	$ 3,636	$ 3,435	$ 3,927	$ 4,282	$ 4,226
Interest expense	836	1,011	1,563	1,597	1,619
Net interest income	2,800	2,424	2,364	2,685	2,607
Provision for loan losses	96	357	34	47	-
Net interest income after provision for loan losses	2,704	2,067	2,330	2,638	2,607
Noninterest income	832	1,053	543	493	476
Noninterest expenses	2,444	1,917	1,743	1,696	1,571
Income before income taxes	1,092	1,203	1,130	1,435	1,512
Income tax expense	326	371	353	457	493
Net income	$ 766	$ 832	$ 777	$ 978	$ 1,019
Per Share Data					
Net income	$ 0.75	$ 0.82	$ 0.76	$ 0.96	$ 1.00
Cash dividends paid	0.50	0.75	0.75	0.70	0.60
Book value at year end	7.94	7.78	7.72	7.53	7.06

Market for Common Stock and Dividends

Although a limited number of shares of common stock of Clover Community Bankshares, Inc. (the "Company") are traded from time to time on an individual basis, no established trading market has developed and none is expected to develop in the near future. The common stock is not traded on the NASDAQ National Market System, nor are there any market makers known to management. During 2003, management was aware of a few transactions in which the Company's common stock traded at $25.00 per share. However, management has not ascertained that these transactions are the result of arm's length negotiations between the parties, and because of the limited number of shares involved, these prices may not be indicative of the market value of the common stock.

Shareholders may purchase additional common shares in the Company by reinvesting their cash dividends under the Company's dividend reinvestment plan (the "Reinvestment Plan"). Under the Reinvestment Plan, 2,198 and 3,455 newly issued shares were purchased by shareholders in 2003 and 2002 at prices of $28.56 and $30.86 per share, respectively, in accordance with the Reinvestment Plan's pricing formula. In 2003 and 2002, 4,000 and 4,332, shares, respectively, of the Company's common stock were repurchased, primarily from eleemosynary organizations, and retired. The average price for such share repurchases and retirements in 2003 and 2002 was $25.00 per share. These prices were set at the discretion of the Company's Board of Directors. Prices established for the issuance of shares under the Reinvestment Plan and for repurchases may not be indicative of the market value of the common stock.

As of February 24, 2004, there were approximately 725 holders of record of the Company's common stock, excluding individual participants in security position listings.

The Company has paid an annual cash dividend since 1991. In 2003 and 2002, the Company declared and paid cash dividends to shareholders of $0.50 and $0.75 per share, respectively.

The Board of Directors considers such factors as adequacy of capital to support future growth, regulatory capital requirements, maximum legal lending limits based on capital levels and profitability in making its decisions regarding cash dividends. The Company's ability to declare and pay cash dividends is largely dependent upon the successful operation of the Bank and its ability to pay cash dividends to the Company. South Carolina banking regulations restrict the amount of cash dividends that can be paid by the Bank to the Company. Any of the Bank's cash dividends to the Company in excess of the current year's earnings are subject to the prior approval of the South Carolina Commissioner of Banking. In addition, dividends paid by the Bank to the Company, or by the Company to its shareholders, would be prohibited if the effect thereof would cause the capital of the Bank or the Company to be reduced below minimum capital requirements.

Management's Discussion and Analysis

This discussion is intended to assist in understanding the consolidated financial condition and results of operations of Clover Community Bankshares, Inc. and its wholly-owned subsidiary, Clover Community Bank. This information should be reviewed in conjunction with the consolidated financial statements and related notes contained elsewhere in this report.

Critical Accounting Policies

The Company has adopted various accounting policies, which govern the application of accounting principles generally accepted in the United States of America in the preparation of the Company's consolidated financial statements. The significant accounting policies of the Company are described in the notes to the consolidated financial statements.

Certain accounting policies involve significant judgments and assumptions by management, which have a material impact on the carrying value of certain assets and liabilities. Management considers such accounting policies to be critical accounting policies. The judgments and assumptions used by management are based on historical experience and other factors which are believed to be reasonable under the circumstances. Because of the nature of the judgments and assumptions made by management, actual results could differ from these judgments and estimates, which could have a material impact on the carrying values of assets and liabilities and the results of operations of the Company.

The Company believes the allowance for loan losses is a critical accounting policy that requires the most significant judgments and estimates used in preparation of its consolidated financial statements. Refer to the section "Provision for Loan Losses" and "Allowance for Loan Losses" and Note 1 to the consolidated financial statements for a detailed description of the Company's estimation process and methodology related to the allowance for loan losses.

Forward Looking Statements

Statements included in Management's Discussion and Analysis which are not historical in nature are intended to be, and are hereby identified as "forward-looking statements" for purposes of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements which are other than statements of historical facts. Such forward-looking statements may be identified, without limitation, by the use of the words "anticipates," "believes," "estimates," "expects," "intends," "plans," "predicts," "projects," and similar expressions. The Company's expectations, beliefs and projections are expressed in good faith and are believed by the Company to have a reasonable basis, including without limitation, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties, but there can be no assurance that management's expectations, beliefs or projections will result or be achieved or accomplished. The Company cautions readers that forward looking statements, including without limitation, those relating to future business prospects, revenues, working capital, liquidity, capital needs, interest costs, adequacy of the allowance for loan losses, and income, are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements, due to several important factors herein identified, among others, and other risks and factors identified from time to time in the Company's reports filed with the Securities and Exchange Commission.

Earnings Performance

2003 Compared with 2002

The Company recorded net income of $766,000 for the year ended December 31, 2003, a decrease of $66,000, or 7.9%, from net income of $832,000 for 2002. Net income per share for 2003 was $0.75, compared with $0.82 for 2002. Return on average assets and return on average equity were 1.06% and 9.68%, respectively for 2003 and 1.39% and 10.58%, respectively, for 2002.

The Company's net income for 2003 was lower than 2002. An increase in noninterest expenses of $527,000 as a result of staffing and opening of the new Lake Wylie branch, which opened in late 2002, and realized gains on sales of investment securities totaling $273,000 in 2002 as compared to no such gains in 2003 were major contributors to the decrease. However, these decreases were offset by a decrease in the provision for loan losses which decreased $261,000 to $96,000. The provision for loan losses decreased primarily as a result of a $265,000 decrease in net charge-offs during 2003, the decrease to $194,000 in nonaccrual loans at December 31, 2003 as compared to $432,000 a year earlier, and management's judgment with respect to current and projected economic conditions.

Net interest income was $2,800,000 for 2003 compared to $2,424,000 for 2002, an increase of $376,000, or 15.51%. This increase is a result of an approximately $2,878,000 increase in average earning assets and liabilities offset by the impact of a decline in interest rates as a result of the actions during 2003 by the Board of Governors of the Federal Reserve System as it continued to provide stimulus to the national economy through low, stable, interest rates.

Comprehensive income for 2003 and 2002 was $693,000 and $816,000, respectively. Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Comprehensive income for the Company is correlated directly to the effects that changing conditions have on the fair values of the Company's holdings of available-for-sale securities. The resulting changes in unrealized holding gains and losses on such securities are reported as a separate component of shareholders' equity. Such items, along with net income, comprise comprehensive income.

The table, "Average Balances, Yields and Rates", provides a detailed analysis of the effective yields and rates on the categories of average interest earning assets and interest bearing liabilities for the years ended December 31, 2003 and 2002.

Average Balances, Yields and Rates

(Dollars in thousands)	2003 Average Balances [1]	2003 Income/ Expense	2003 Yields Rates	2002 Average Balances [1]	2002 Income/ Expense	2002 Yields/ Rates
Assets:						
Interest-bearing deposits in other Banks	$ 15	1	6.66%	$ 29	$ 1	3.45%
Securities						
Taxable	13,075	409	3.13	12,161	585	4.81
Tax-exempt [2]	5,502	323	5.87	4,514	329	7.29
Total securities	18,577	732	3.94	16,675	914	5.48
Nonmarketable equity securities	250	10	4.00	250	13	5.20
Federal funds sold	6,345	84	1.32	4,187	66	1.58
Loans receivable [3]	42,509	2,919	6.87	33,677	2,553	7.58
Total interest earning assets	67,696	3,746	5.53	54,818	3,547	6.47
Cash and due from banks	1,721			2,766		
Allowance for loan losses	(444)			(307)		
Premises, furniture and equipment	2,316			1,615		
Other assets	628			817		
Total assets	$ 71,917			$ 59,709		
Liabilities and shareholders' equity:						
Interest-bearing deposits						
Interest-bearing transaction accounts	$ 23,441	87	0.37%	$ 15,352	$ 81	0.53%
Savings	7,240	18	0.25	3,076	21	0.68
Time deposits $100M and over	9,321	197	2.11	6,313	203	3.22
Other time deposits	16,214	485	2.99	18,011	629	3.49
Total interest-bearing deposits	56,216	787	1.40	42,752	934	2.18
Federal funds purchased	-	-	-	5	-	-
Long-term debt	-	49	-	4,000	77	1.93
Total interest-bearing liabilities	56,216	836	1.49	46,757	1,011	2.16
Non-interest demand deposits	7,542			4,733		
Other liabilities	245			356		
Shareholders' equity	7,914			7,863		
Total liabilities and shareholders' equity	$ 71,917			$59,709		
Interest rate spread [4]			4.04%			4.31%
Net interest income and net yield on earning assets [5]		$ 2,910	4.29%		$ 2,536	4.63%
Interest free funds supporting earning assets [6]	$ 11,480			$ 8,061		

----

(1) Average balances are computed on a daily basis.
(2) Computed on a fully taxable equivalent basis using a federal income tax rate of 34%.
(3) Nonaccruing loans are included in the average loan balances and income on such loans is recognized on a cash basis.
(4) Total interest earning assets yield less the total interest bearing liabilities rate.
(5) Net interest income divided by total interest earning assets.
(6) Total interest earning assets less total interest bearing liabilities.

The table, "Volume and Rate Variance Analysis", provides a summary of changes in net interest income resulting from changes in volumes of interest earning assets and interest bearing liabilities, and changes in the rates earned and paid on such assets and liabilities.

Volume and Rate Variance Analysis

(Dollars in thousands)	2003 Compared with 2002			2002 Compared with 2001		
	Volume[(1)]	Rate[(1)]	Total	Volume[(1)]	Rate[(1)]	Total
Interest-bearing deposits due from other banks	$ -	$ -	$ -	$ -	$ (1)	$ (1)
Taxable securities	41	(217)	(176)	(9)	(119)	(128)
Tax-exempt securities [(2)]	43	(47)	(4)	12	(13)	(1)
Nonmarketable equity securities	-	(3)	(3)	-	(3)	(3)
Federal funds sold	30	(12)	18	15	(73)	(58)
Loans	623	(257)	366	232	(531)	(299)
Total interest income (expense)	737	(536)	201	250	(740)	(490)
Interest-bearing deposits						
Interest-bearing transaction accounts	35	(29)	6	18	(76)	(58)
Savings	16	(19)	(3)	2	(18)	(16)
Time deposits $100M and over	77	(83)	(6)	48	(95)	(47)
Other time deposits	(83)	(61)	(144)	31	(362)	(331)
Federal funds purchased	-	-	-	-	(5)	(5)
Long-term debt	(28)	-	-	-	(85)	(85)
Total interest expense (income)	45	(192)	(147)	99	(651)	(552)
Net interest income (expense)	$ 720	$ (344)	$ 376	$ 151	$ (89)	$ 62

(1) The rate/volume variance for each category has been allocated on a consistent basis between rate and volume variance based on the percentage of rate or volume variance to the sum of the two absolute variances, except in categories having balances in only one period. In such cases, the entire variance is attributed to volume differences.

(2) Computed on a fully taxable equivalent basis using a federal income tax rate of 34%.

Management currently expects that interest rates may move slightly higher, but within a narrow range in 2004. Management has not presently identified any factors that would cause interest rates to increase or decrease sharply in a short time period. However, dramatic changes in interest rates that can significantly affect the Company, either positively or negatively, are possible. Any significant changes in net interest income for 2004 are currently expected to be the result of changes in the volumes of interest earning assets and liabilities. Management expects to continue to use its marketing strategies to attempt to increase the Company's market share for both deposits and quality loans within its service areas. These strategies include offering competitive interest rates, and continuing the Company's commitment to providing outstanding customer service.

Interest Rate Sensitivity

Interest rate sensitivity measures the timing and magnitude of the repricing of assets compared with the repricing of liabilities and is an important part of asset/liability management. The objective of interest rate sensitivity management is to generate stable growth in net interest income, and to control the risks associated with interest rate movements. Management constantly monitors interest rate risk exposures and the expected interest rate environment so that timely adjustments in interest rate sensitivity can be made. In an effort to improve asset/liability management and improve net interest income in future years, the Company has engaged an experienced consultant to advise management and the Board of Directors in this vital area. Throughout 2004, management intends to closely monitor the Company's interest sensitivity position and intends to take appropriate and timely actions to promote stable growth in net interest income.

The table, "Interest Sensitivity Analysis", indicates that, on a cumulative basis through twelve months, rate sensitive liabilities exceeded rate sensitive assets, resulting in a liability sensitive position at the end of 2003 of $29,433,000, and a cumulative gap ratio of 44.75%. From a long-term perspective, the interest sensitivity analysis indicates that on a cumulative basis over five years, the Company is in an asset sensitive position of $15,349,000 or a cumulative gap of 23.44%. When interest sensitive assets exceed interest sensitive liabilities for a specific repricing "horizon", a positive interest sensitivity gap results. The gap is negative when interest sensitive liabilities exceed interest sensitive assets, as was the case at the end of 2003 with respect to the one-year time horizon. For a bank with a negative gap, falling interest rates ordinarily would be expected to have a positive effect on net interest income and rising rates ordinarily would be expected to have the opposite effect. However, in a rapidly falling interest rate environment, net interest income can decrease despite a negative interest sensitivity gap. This occurs because debtors can obtain lower interest rate financing by prepaying, refinancing or renegotiating their existing, higher fixed-rate mortgage and other loans. Similarly, issuers of federal and local government securities can exercise early call options to prepay or refinance their debt securities at lower rates. In a rising interest rate environment, a negative gap would have an adverse impact on net income. Interest earning assets would not reprice, through prepayment, refinancing or other options while the interest bearing liabilities would, resulting in a lower interest rate spread and ultimately a lower net income.

A mismatch in the size of the interest rate changes that are possible for certain interest sensitive assets and liabilities can also have a negative effect on net interest margins in a rapidly falling interest rate environment. For example, the Company is relatively constrained in its ability to reprice interest bearing transaction accounts and savings accounts. Although these deposits are interest sensitive in the earliest period shown in the table, the rates paid cannot decrease below zero. Yields on interest earning assets, however, are generally established at interest rates in excess of the Company's cost to acquire funds, and may therefore decrease further before they are similarly constrained.

The table reflects the balances of interest earning assets and interest bearing liabilities at the earlier of their repricing or maturity dates. Amounts of fixed rate loans are reflected at the loans' final maturity dates. Variable rate loans are reflected at the earlier of their contractual maturity date or the date at which the loans may be repriced contractually. Interest bearing deposits in other banks and debt securities are reflected at the earlier of each instrument's ultimate maturity or contractual repricing date. Interest bearing liabilities with no contractual maturity, such as interest bearing transaction accounts and savings deposits, are reflected in the earliest repricing interval due to contractual arrangements which give management the opportunity to vary the rates paid on these deposits within a thirty-day or shorter period. However, the Company is under no obligation to vary the rates paid on those deposits within any given period. Fixed rate time deposits, principally certificates of deposit, are reflected at their contractual maturity dates. Variable rate time deposits, principally individual retirement accounts, are reflected at the earlier of their next repricing or maturity dates.

Interest Sensitivity Analysis

December 31, 2003

(Dollars in thousands)	Within Three Months	After Three Through Twelve Months	Greater Than One Less Than Five Years	Over Five Years	Total
Assets					
Earning Assets:					
Interest-bearing deposits with other banks	$ 15	$ -	$ -	$ -	$ 15
Federal funds sold	3,371	-	-	-	3,371
Securities available-for-sale	123	227	3,283	14,765	18,398
Nonmarketable equity securities	250	-	-	-	250
Loans receivable [1]	-	4,811	19,299	10,629	43,742
Total earning assets	12,762	5,038	22,582	25,397	65,779
Liabilities					
Interest-bearing liabilities					
Interest-bearing transaction accounts	21,065	-	-	-	21,065
Savings deposits	3,950	-	-	-	3,950
Time deposits $100,000 and over	4,746	4,231	544	415	9,936
Other time deposits	5,877	7,364	2,084	154	15,479
Borrowings	-	-	-	-	-
Total interest bearing liabilities	35,638	11,595	2,628	569	50,430
Period gap	$ (22,876)	$ (6,557)	$ 19,954	$ 4,828	$ 15,349
Cumulative gap	$ (22,876)	$ (29,433)	$ (9,479)	$ 15,349	
Ratio of cumulative gap to total earning assets	(34.78%)	(44.75%)	(14.41%)	23.44%	

[1] Loans are net of deferred loan fees of $46,000.

Provision for Loan Losses

The provision for loan losses is charged to earnings based on management's continuing review and evaluation of the loan portfolio and general economic conditions. Management provided $96,000 and $357,000 for loan losses in 2003 and 2002, respectively. The significant decrease in the 2003 provision resulted primarily from the reduction of net charge-offs to $11,000 during 2003 as compared to $273,000 during 2002. An increase in loans in non-accrual status, an increase in past due loans and an increase in loan volume, resulted in a higher amount funded to the allowance during 2002. See "Allowance for Loan Loses" for a discussion of the methodology used and factors considered by management in its estimate of the allowance for loan losses.

Noninterest Income

Noninterest income for 2003 was $832,000, a decrease of $221,000 or 21.0% over the 2002 amount of $1,053,000. The decrease in 2003 primarily was attributable to the Company's having had realized gains on sales of investment securities of $273,000 in 2002 that were not present during 2003. The Company implemented a new fee-based automatic overdraft privilege product in 2002 which accounted for the significant increase in service charges.

Management will continue to review and adjust when appropriate the pricing of all fee based services. As they arise, opportunities to expand noninterest fee income on both new and existing services will also be explored.

Other Expenses

Noninterest expenses for 2003 increased by $527,000 or 27.5%, to $2,444,000. This increase is attributable to a number of factors. Salaries and employee benefits increased by $297,000 or 27.8%, to $1,367,000. This increase is mostly attributable to the recognition of a full year of salary expense for the staff for the Lake Wylie branch office, which commenced operations during late 2002. Net occupancy, furniture and equipment and all other expenses for 2003 were $38,000, $92,000 and $100,000 higher than in 2002, respectively. These increases were also primarily attributable to the Lake Wylie branch.

Increases in noninterest expenses are closely monitored and cost control will continue to be emphasized by management where possible in order to achieve profitability objectives as well as attain the Company's goals of growth.

Income Taxes

For 2003, federal and state income tax expenses decreased to $327,000 from $371,000 in 2002. The Company's effective tax rate was 30 percent and 31 percent in 2003 and 2002, respectively.

Securities

The following table summarizes the carrying value amounts of securities held by the Company at December 31, 2003 and 2002:

Securities Portfolio Composition

(Dollars in thousands)	2003	2002
Securities available-for-sale		
U. S. Government agencies	$ 2,994	$ 1,560
State, county, and municipal	5,504	4,469
Mortgage-backed securities	9,900	10,505
Total	$ 18,398	$ 16,534

On an ongoing basis, management assigns securities upon purchase into one of the categories designated by Statement of Financial Accounting Standards ("SFAS") No. 115 (trading, available-for-sale or held-to-maturity) based on intent, taking into consideration other factors, including expectations for changes in market rates of interest, liquidity needs, asset/liability management strategies, and capital requirements. The Company has never held securities for trading purposes. During 2003 and 2002, there have been no transfers of available-for-sale or held-to-maturity securities to other categories.

At December 31, 2003, the Company held one mortgage-backed security that was in a continuous loss position for a period of twelve months. The Company believes that the deterioration in value is attributable to changes in market interest rates and not in credit quality and considers these losses to be temporary. The Company has the ability and intent to hold this security until such time as the value recovers or the security matures and thus believes there are no unrealized losses in its securities portfolio that are other-than-temporary.

At December 31, 2003, the Company had no concentrated investments representing 10% or more of equity capital in the debt securities of any individual state, county or municipal issuer.

The following table presents maturities and weighted average yields of securities based on the carrying value at December 31, 2003.

Securities Portfolio Maturities and Yields

(Dollars in thousands)	Within One Year		After One But Within Five Years		After Five But Within Ten Years		After Ten Years		Total	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Available-for-sale securities										
U. S. Government agencies	$ -	-	$ 1,499	2.90	$ 1,495	3.71	$ -	-	$ 2,994	3.31
State, county and municipal [(1)]	350	7.59	1,210	6.78	3,231	5.00	713	7.36	5,504	5.84
Mortgage-backed [(2)]	-	-	574	3.00	3,115	3.73	6,211	3.84	9,900	3.75
Total	$ 350	7.59	$ 3,283	4.35	$ 7,841	4.25	$ 6,924	4.22	$18,398	4.31

(1) Computed on a fully taxable equivalent basis using a federal income tax rate of 34%.

(2) Maturity categories based upon final stated maturity dates. Average maturity is substantially shorter because of the monthly return of principal on certain securities.

Loan Portfolio

Management believes the loan portfolio is adequately diversified. There are no significant concentrations of loans in any particular individuals or industry or group of related individuals or industries, and there are no foreign loans.

The amounts of loans outstanding at December 31, 2003 and 2002 are shown in the following table according to type of loan, and the percentage of each category to total loans:

Loan Portfolio Composition

(Dollars in thousands)	2003		2002	
	Amount	Percent	Amount	Percent
Real estate - Construction	$ 3,553	8.1%	$ 2,169	6.2%
Real estate - Mortgage				
Farmland	1,259	2.9	1,820	5.2
1 - 4 family residential	13,023	29.7	12,178	34.7
Nonfarm, nonresidential	9,401	21.5	10,010	28.6
Commercial and industrial	12,114	27.7	5,691	16.2
Consumer installment	4,438	10.1	3,193	9.1
Total loans	$ 43,788	100.0%	$ 35,061	100.0%

A certain degree of risk taking is inherent in the extension of credit. Management has established loan and credit policies designed to control both the types and amounts of risks assumed and to ultimately minimize losses. Such policies include limitations on loan-to-collateral values for various types of collateral, requirements for appraisals of real estate collateral, problem loan management practices and collection procedures, and nonaccrual and charge-off guidelines.

Commercial and industrial loans primarily represent loans made to businesses, and may be made on either a secured or an unsecured basis. When taken, collateral usually consists of liens on receivables, equipment, inventories, furniture and fixtures. Unsecured business loans are generally short-term with emphasis on repayment strengths and low debt-to-worth ratios. Commercial lending involves significant risk because repayment usually depends on the cash flows generated by a borrower's business, and the debt service capacity of a business can deteriorate because of downturns in national and local economic conditions. To control risk, more in-depth initial and continuing financial analysis of a commercial borrower's cash flows and other financial information is generally required.

Real estate construction loans generally consist of financing the construction of 1-4 family dwellings and some nonfarm, nonresidential real estate. Usually, loan-to-value ratios are limited to 75% and permanent financing commitments are usually required prior to the advancement of loan proceeds. The volume of real estate construction loans can vary significantly in any given period depending on building activity in the local market.

Loans secured by real estate mortgages comprised approximately 54% of the Company's loan portfolio at December 31, 2003. Residential real estate loans consist mainly of first and second mortgages on single family homes. Loan-to-value ratios for these instruments are generally limited to 80%. Nonfarm, nonresidential loans are secured by business and commercial properties with loan-to-value ratios generally limited to 75%. The repayment of both residential and business real estate loans is dependent primarily on the income and cash flows of the borrowers, with the real estate serving as a secondary or liquidation source of repayment.

Maturity Distribution of Loans

The following table sets forth the maturity distribution of the Company's loans, by type, as of December 31, 2003, as well as the type of interest requirement on such loans.

(Dollars in thousands)	One Year or Less	One to Five Years	Over Five Years	Total
Real estate - Construction	$ 1,954	$ 1,506	$ 93	$ 3,553
Real estate - Mortgage	3,062	11,011	9,610	23,683
Commercial and Industrial	3,570	5,582	2,962	12,114
Consumer	2,009	2,332	97	4,438
Total loans	$ 10,595	$ 20,431	$ 12,762	$ 43,788
Predetermined rate, maturity greater than one year				$ 25,348
Variable rate, maturity greater than one year				$ 7,845

Nonperforming Loans

When a loan is 90 days or more past due as to interest or principal or there is serious doubt as to ultimate collectibility, the accrual of interest income is generally discontinued. Previously accrued interest on loans placed in nonaccrual status is reversed against current income, and subsequent interest income is recognized on a cash basis when received. When the collectibility of a significant amount of principal is in serious doubt, collections are credited first to the remaining principal balance on a cost recovery basis. A nonaccrual loan is not returned to accrual status unless principal and interest are current and the borrower has demonstrated the ability to continue making payments as agreed.

At December 31, 2003, nonaccruing loans consisted of 5 loans totaling $194,000.

As of December 31, 2003, management believes that in the event of foreclosure on the 5 loans discussed in the preceding paragraph the Bank will not incur a significant loss on those loans because of the estimated market value of the related collateral. However, there can be no assurance that in the case of liquidation the collateral can be sold for its estimated fair market value or even for an amount at least equal to or greater than the amount owed to the Bank.

Following is a summary of the Company's nonperforming loans at December 31, 2003 and 2002:

(Dollars in thousands)	2003	2002
Nonaccrual loans	$ 194	$ 402
Accruing loans 90 days or more past due	-	30
Total	$ 194	$ 432
Percent of total loans	0.44%	1.23%

The effects of interest income accrued and collected on nonaccruing loans were immaterial to the consolidated financial statements for 2003 and 2002.

As of December 31, 2003, there were no commitments to lend additional funds to debtors owing amounts on impaired loans.

Impaired Loans

A loan will be considered to be impaired when, in management's judgment based on current information and events, it is probable that the loan's principal or interest will not be collectible in accordance with the terms of the original loan agreement. Impaired loans, when not material, will be carried in the balance sheet at a value not to exceed their observable market price or the fair value of the collateral if the repayment of the loan is expected to be provided solely by the underlying collateral. The carrying values of any material impaired loans will be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, which is the contractual interest rate adjusted for any deferred loan fees or costs, premium or discount existing at the inception or acquisition of the loan.

Loans which management identifies as impaired generally will be nonperforming loans. Non performing loans include nonaccrual loans or loans which are 90 days or more delinquent as to principal or interest payments. At December 31, 2003 and 2002, the Bank had nonaccrual loans of $194,000 and $402,000, respectively, and loans 90 days or more past due of $-0- and $30,000, respectively. There were no restructured loans at December 31, 2003 and 2002.

Generally, the accrual of interest will be discontinued on impaired loans and any previously accrued interest on such loans will be reversed against current income. Any subsequent interest income will be recognized on a cash basis when received unless collectibility of a significant amount of principal is in serious doubt. In such cases, collections are credited first to the remaining principal balance on a cost recovery basis. An impaired loan will not be returned to accrual status unless principal and interest are current and the borrower has demonstrated the ability to continue making payments as agreed.

Potential Problem Loans

Management reviews and identifies a list of potential problem loans. These are loans that are not included in nonaccrual status or loans that are past due 90 days or more and still accruing. A loan is added to the potential problem list when management becomes aware of information about possible credit problems of borrowers that causes doubts as to the ability of such borrowers to comply with the current loan repayment terms. At December 31, 2003, there were no loans identified as potential problem loans.

Allowance for Loan Losses

The allowance for loan losses is increased by direct charges to operating expense. Losses on loans are charged against the allowance in the period in which management has determined it is more likely than not that such loans have become uncollectible. Recoveries of previously charged off loans are credited to the allowance. The table, "Summary of Loan Loss Experience", summarizes loan balances at the end of each period indicated, averages for each period, changes in the allowance arising from charge-offs and recoveries by loan category, and additions to the allowance which have been charged to expense.

In reviewing the adequacy of the allowance for loan losses at each year end, management considered the historical loan losses experienced by the Company, current economic conditions affecting the borrowers' ability to repay, the volume of loans, the trends in delinquent, nonaccruing, and potential problem loans, and the quality of collateral securing nonperforming and problem loans. After charging off all known losses, management considers the allowance for loan losses adequate to cover its estimate of loan losses inherent in the loan portfolio at December 31, 2003.

In calculating the amount required in the allowance for loan losses, management applies a consistent methodology that is updated quarterly. The methodology utilizes a loan risk grading system and detailed loan reviews to assess credit risks and the overall quality of the loan portfolio. Also, the calculation provides for management's assessment of trends in national and local economic conditions that might affect the general quality of the loan portfolio. See "Allowance for Loan Losses" in Note 1 to the consolidated financial statements for further information about the allowance for loan losses.

Summary of Loan Loss Experience

(Dollars in thousands)	2003	2002	2001	2000	1999
Total loans outstanding at end of period	$ 43,788	$ 35,061	$ 31,811	$ 30,768	$ 29,519
Average loans outstanding	$ 42,509	$ 33,677	$ 30,997	$ 29,590	$ 29,159
Balance of allowance for loan losses - beginning	$ 360	$ 274	$ 254	$ 259	$ 265
Loans charged off:					
Commercial and industrial	$ -	$ 225	$ -	$ 46	$ -
Consumer installment	11	48	15	7	9
Total charge offs	11	273	15	53	9
Recoveries of previous charge offs:					
Consumer installment	5	2	1	1	3
Total recoveries	5	2	1	1	3
Net charge offs	6	271	14	52	6
Additions to allowance charged to expense	96	357	34	47	-
Balance of allowance for loan losses - ending	$ 450	$ 360	$ 274	$ 254	$ 259
Net charge offs to average loans	0.01%	0.80%	0.05%	0.18%	0.02%
Net charge offs to loans at end of period	0.01%	0.77%	0.04%	0.17%	0.02%
Allowance for loan losses to average loans	1.06%	1.07%	0.88%	0.86%	0.89%
Allowance for loan losses to loans at end of period	1.03%	1.03%	0.86%	0.83%	0.88%
Net charge offs to allowance for loan losses	1.33%	75.28%	5.11%	20.47%	2.32%
Net charge offs to provision for loan losses	6.25%	75.91%	41.18%	110.64%	N/A

The following table presents the allocation of the allowance for loan losses at the end of each of the last two years, compared with the percent of loans in the applicable categories to total loans. The allowance is, however, available to support losses in all categories.

Allocation of Allowance for Loan Losses

	2003		2002	
(Dollars in thousands)	Amount	Percent	Amount	Percent
Commercial and industrial	$ 125	27.8%	$ 51	14.1%
Real estate - construction	36	8.0	19	5.3
Real estate - mortgage	243	54.0	215	59.7
Consumer installment	46	10.2	29	8.1
Unallocated	-	-	46	12.8
Total loans	$ 450	100.0%	$ 360	100.0%

Deposits

The average amounts and percentage composition of deposits held by the Company for each of the past two years are summarized below:

Average Deposits

	2003		2002	
(Dollars in thousands)	Amount	Percent	Amount	Percent
Noninterest bearing demand	$ 8,155	12.67%	$ 4,733	9.97%
Interest bearing transaction accounts	23,441	36.42	15,352	32.33
Savings accounts	7,240	11.25	3,076	6.48
Time deposits of $100,000 or over	9,321	14.48	6,313	13.29
Other time	16,214	25.18	18,011	37.93
Total deposits	$ 64,371	100.00%	$ 47,485	100.00%

As of December 31, 2003, there were $10,047,000 in time deposits of $100,000 or more with approximately $4,856,000 maturing within three months, $2,003,000 maturing over three through six months, $2,228,000 maturing over six through twelve months, and $960,000 maturing after one year. Average time deposits $100,000 and over comprised approximately 14.4% of total average deposits during 2003 and approximately 13.3% of total average deposits during 2002. The majority of time deposits $100,000 and over are acquired from customers within the Company's local market area. Such deposits generally are acquired in the normal course of business. The Company does not purchase brokered deposits. While most of the large time deposits are acquired from customers with standing banking relationships, it is a common industry practice not to consider these types of deposits as core deposits because their retention can be expected to be heavily influenced by rates offered, and therefore such deposits have the characteristics of shorter-term purchased funds. Time deposits $100,000 and over involve the maintenance of an appropriate matching of maturity distribution and a diversification of sources to achieve an appropriate level of liquidity.

Total deposits as of December 31, 2003 were approximately $62,672,000, or 28.7%, more than at December 31, 2002. Management believes that the majority of the increase in deposits was attributable to its ability to compete successfully for deposits in the local service areas through its marketing efforts, offers of attractive interest rates for deposit accounts and its reputation for excellent customer service.

Return on Equity and Assets

The following table shows the return on assets (net income divided by average total assets), return on equity (net income divided by average equity), dividend payout ratio (dividends declared per share divided by net income per share), and equity to assets ratio (average equity divided by average total assets) for the years ended December 31, 2003 and 2002.

	2003	2002
Return on assets	1.06%	1.39%
Return on equity	9.68%	10.58%
Dividend payout ratio	66.78%	91.47%
Equity to assets ratio	10.15%	13.17%

Liquidity

Liquidity is the ability to meet current and future obligations through liquidation or maturity of existing assets or the acquisition of additional liabilities. Adequate liquidity is necessary to meet the requirements of customers for loans and deposit withdrawals in the most timely and economical manner. Some liquidity is ensured by maintaining assets which may be immediately converted into cash at minimal cost (amounts due from banks and federal funds sold). However, the most manageable sources of liquidity are composed of liabilities, with the primary focus of liquidity management being on the ability to obtain deposits within the Company's market area. Core deposits (total deposits, less time deposits of $100,000 and over) provide a relatively stable funding base, and the average of these deposits represented 76.5% of average total assets during 2003 compared with 70.0% during 2002.

The banking subsidiary had available at the end of 2003 unused short-term lines of credit to purchase up to $2,400,000 of federal funds from unrelated correspondent institutions. Additionally, the Bank has undrawn long-term debt availability from the FHLB of approximately $10,328,000. Asset liquidity is provided from several sources, including amounts due from banks and federal funds sold. Available-for-sale securities, particularly those maturing within one year, provide a secondary source of liquidity. In addition, funds from maturing loans are a source of liquidity.

The Company's ability to meet its cash obligations or to pay any possible future cash dividends to shareholders is dependent primarily on the successful operation of the Bank and its ability to pay cash dividends to the Company. Any of the Bank's cash dividends in an amount exceeding current year-to-date earnings are subject to the prior approval of the South Carolina Commissioner of Banking. In addition, dividends paid by the Bank to the Company would be prohibited if such payment would cause the Bank's capital to be reduced below applicable minimum regulatory requirements. Under Federal Reserve Board regulations, the amounts of loans or advances from the banking subsidiary to the Company are also restricted.

Management believes that the overall liquidity sources of both the Company and the Bank are adequate to meet their operating needs in the ordinary course of business.

Off-Balance Sheet Risk

The Company's off-balance sheet arrangements presently include only contractual commitments of the Bank to extend credit in the ordinary course of its business activities. These commitments are legally binding agreements to lend money to customers of the Bank at predetermined interest rates for a specified period of time as long as there is no violation of any condition in the contract. These commitments have elements of credit risk in excess of the amount recognized in the balance sheet. Generally, the same credit policies used for on-balance sheet arrangements, such as loans, are used in extending such commitments. At December 31, 2003, the Bank had issued commitments to extend credit of $12,937,940 through various types of lending. A significant portion of these commitments will expire within one year. Past experience indicates that many of these commitments to extend credit will expire unused; therefore, the total amount of loan commitments does not necessarily represent future cash requirements. However, as described in "Liquidity," the Company believes that it has adequate sources of liquidity to fund commitments that are drawn upon by the borrower.

There were no standby letters of credit outstanding at December 31, 2003.

Neither the Company nor the Bank are involved in other off-balance sheet contractual relationships, unconsolidated related entities that have off-balance sheet arrangements or transactions that could result in liquidity needs or other commitments or significantly impact earnings.

Capital Resources

Shareholders' equity increased by $149,000 and $53,000 during 2003 and 2002, respectively.

The Company in 1999 established a dividend reinvestment program to provide shareholders with the opportunity to reinvest automatically all or a portion of their cash dividends into additional shares of the Company's common stock. Reinvestment of dividends in 2003 resulted in an increase of $63,000 in shareholders' equity. Also during 1999, the Company initiated a limited program to redeem shares of its stock held by not-for-profit organizations. During 2003, repurchases and retirements of common stock reduced shareholders' equity by $100,000.

During 2003, net income increased shareholders' equity by $766,000, cash dividends decreased shareholders' equity by $507,000 and unrealized losses on available-for-sale securities decreased shareholders' equity by $72,000.

The Company and the Bank are each subject to regulatory risk-based capital adequacy standards. Under these standards, bank holding companies and banks are required to maintain certain minimum ratios of capital to risk-weighted assets and average total assets. Under the provisions of the Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA), federal bank regulatory authorities are required to implement prescribed "prompt corrective actions" upon the deterioration of the capital position of a bank or bank holding company. If the capital position of an affected institution were to fall below certain levels, increasingly stringent regulatory corrective actions are mandated. Unrealized holding gains and losses on available-for-sale securities are generally excluded for purposes of calculating regulatory capital ratios. However, the extent of any unrealized appreciation or depreciation on securities will continue to be a factor that regulatory examiners consider in their overall assessment of capital adequacy.

Quantitative measures established by regulation to ensure capital adequacy require both the Company and the Bank to maintain minimum amounts and ratios set forth in the table below of Total and Tier 1 Capital, as defined in the regulation, to risk weighted assets, as defined, and of Tier 1 Capital, as defined, to average assets, as defined. Management believes, as of December 31, 2003 and 2002, that the Company and the Bank exceeded all capital adequacy minimum requirements to which they were subject.

To be categorized as well capitalized, the Company and the Bank must maintain minimum Total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table below. The federal regulators may also categorize the Company or the Bank as less than well capitalized based on subjective criteria. Management knows of no conditions or events that would cause the Company or the Bank to be categorized as less than well capitalized.

Risk-Based Capital Ratio

(Dollars in thousands)	Actual		For Capital Adequacy Purposes		To be Well-Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2003						
The Company						
Total capital to risk-weighted assets	$ 7,771	15.76%	$ 3,944	8.0%	$ 4,931	10.0%
Tier 1 capital to risk-weighted assets	7,328	14.85	1,972	4.0	2,959	6.0
Tier 1 capital to average assets	7,325	10.25	2,149	3.0	3,573	5.0
Clover Community Bank						
Total capital to risk-weighted assets	$ 7,772	15.76%	$ 3,945	8.0%	$ 4,931	10.0%
Tier 1 capital to risk-weighted assets	7,322	14.85	1,974	4.0	2,961	6.0
Tier 1 capital to average assets	7,322	10.25	2,144	3.0	3,573	5.0
December 31, 2002						
The Company						
Total capital to risk-weighted assets	$ 8,055	19.7%	$ 3,265	8.0%	$ 4,082	10.0%
Tier 1 capital to risk-weighted assets	7,695	18.9	1,633	4.0	2,449	6.0
Tier 1 capital to average assets	7,695	12.9	1,783	3.0	2,972	5.0
Clover Community Bank						
Total capital to risk-weighted assets	$ 7,409	18.1%	$ 3,268	8.0%	$ 4,086	10.0%
Tier 1 capital to risk-weighted assets	7,049	17.3	1,634	4.0	2,451	6.0
Tier 1 capital to average assets	7,049	11.9	1,783	3.0	2,972	5.0

Inflation

Since the assets and liabilities of a bank are primarily monetary in nature (payable in fixed, determinable amounts), the performance of a bank is affected more by changes in interest rates than by inflation. Interest rates generally increase as the rate of inflation increases, but the magnitude of the change in rates may not be the same. While the effect of inflation on banks is normally not as significant as is its influence on those businesses which have large investments in plant and inventories, it does have an effect. During periods of high inflation, there are normally corresponding increases in the money supply, and banks will normally experience above-average growth in assets, loans and deposits. Also, general increases in the prices of goods and services will result in increased operating expenses.

Impact of Recent Accounting Changes

The following is a summary of recent authoritative pronouncements that affect accounting, reporting, and disclosure of financial information by the Company:

In December 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 148, *Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment of FASB Statement No. 123, "Accounting for Stock-Based Compensation"*, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 and Accounting Principles Board ("APB") Opinion No. 28, *Interim Financial Reporting*, to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. While SFAS No. 148 does not amend SFAS No. 123 to require companies to account for employee stock options using the fair value method, the disclosure provisions of SFAS No. 148 are applicable to all companies with stock-based employee compensation, regardless of whether they account for that compensation using the fair value method of SFAS No. 123 or the intrinsic value method of APB Opinion No. 25. The provisions of SFAS No. 148 were effective for annual financial statements for fiscal years ending after December 15, 2002, and for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002. The adoption of SFAS No. 148 did not have a material impact on the Company's financial position or results of operations.

In April 2003, the FASB issued SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*, which amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts and loan commitments that relate to the origination of mortgage loans held-for-sale, and for hedging activities under SFAS No. 133. SFAS No. 149 was generally effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on the financial condition or operating results of the Company.

In May 2003, the FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. SFAS No. 150 was generally effective for financial instruments entered into or modified after May 31, 2003, and otherwise was effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a material impact on the financial condition or operating results of the Company.

In November 2002, the FASB issued FASB Interpretation ("FIN") No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*. FIN No. 45 requires a company, at the time it issues a guarantee, to recognize an initial liability for the fair value of obligations assumed under the guarantee and elaborates on existing disclosure requirements related to guarantees and warranties. The initial recognition requirements of FIN No. 45 were effective for guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of periods ending after December 15, 2002. The adoption of FIN No. 45 did not have a material effect on the Company's financial position or results of operations.

In January 2003, the FASB issued FIN No. 46, *Consolidation of Variable Interest Entities*. FIN No. 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns, or both. FIN No. 46 also requires disclosures about variable interest entities that a company is not required to consolidate, but in which it has a significant variable interest. FIN No. 46 provides guidance for determining whether an entity qualifies as a variable interest entity by considering, among other considerations, whether the entity lacks sufficient equity or its equity holders lack adequate decision-making ability. The consolidation requirements of FIN No. 46 applied immediately to variable interest entities created after January 31, 2003. The consolidation requirements applied to existing entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements applied to all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The adoption of FIN No. 46 did not have a material effect on the Company's financial position or results of operations.

In November 2003, the Emerging Issues Task Force ("EITF") reached a consensus that certain quantitative and qualitative disclosures should be required for debt and marketable equity securities classified as available-for-sale or held-to-maturity under SFAS No. 115 and SFAS No. 124 that are impaired at the balance sheet date but for which an other-than-temporary impairment has not been recognized. Accordingly the EITF issued EITF No. 03-1, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments*. This issue addresses the meaning of other-than-temporary impairment and its application to investments classified as either available-for-sale or held-to-maturity under SFAS No. 115 and provides guidance on quantitative and qualitative disclosures. EITF No. 03-1 was effective for fiscal years ending after December 15, 2003. Adopting the disclosure provisions of EITF No. 03-1 did not have a material effect on the Company's financial position or results of operations.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption.

ElliottDavis

Elliott Davis, LLC
Advisors·CPAs·Consultants
200 East Broad Street
P.O. Box 6286
Greenville, SC 29606-6286

Phone 864.242.3370
Fax 864.232.7161

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Shareholders and Board of Directors
Clover Community Bankshares, Inc. and Subsidiary
Clover, South Carolina

We have audited the accompanying consolidated balance sheets of ***Clover Community Bankshares, Inc. and Subsidiary*** (the "Company") as of December 31, 2003 and 2002 and the related consolidated statements of income, shareholders' equity and comprehensive income and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ***Clover Community Bankshares, Inc. and Subsidiary*** as of December 31, 2003 and 2002 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Elliott Davis LLC

Greenville, South Carolina
February 6, 2004

CLOVER COMMUNITY BANKSHARES, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

	December 31,	
	2003	**2002**
ASSETS		
Cash and cash equivalents:		
Cash and due from banks	$ 2,561,973	$ 3,280,267
Interest-bearing deposits in other banks	14,851	24,507
Federal funds sold	3,371,000	3,221,000
Total cash and cash equivalents	5,947,824	6,525,774
Investment securities:		
Securities available-for-sale	18,398,485	16,533,582
Nonmarketable equity securities	250,000	250,000
Total investment securities	18,648,485	16,783,582
Loans receivable	43,788,077	35,060,780
Less allowance for loan losses	(449,541)	(359,906)
Loans, net	43,338,536	34,700,874
Premises, furniture and equipment, net	2,307,793	2,281,538
Accrued interest receivable	321,943	272,060
Other assets	359,970	220,198
Total assets	**$ 70,924,551**	**$ 60,784,026**
LIABILITIES		
Deposits:		
Noninterest-bearing	$ 9,348,902	$ 4,921,609
Interest-bearing	53,323,266	43,769,189
Total deposits	62,672,168	48,690,798
Advances from Federal Home Loan Bank	-	4,000,000
Accrued interest payable	202,073	203,098
Other liabilities	11,827	372
Total liabilities	62,886,068	52,894,268
COMMITMENTS AND CONTINGENCIES - NOTE 12	-	-
SHAREHOLDERS' EQUITY		
Common stock, par value $.01 per share, 10,000,000 shares authorized and outstanding – 1,012,779 and 1,014,581 shares for 2003 and 2002, respectively	10,128	10,146
Capital surplus	3,417,261	3,454,709
Retained earnings	4,488,686	4,230,403
Accumulated other comprehensive income	122,408	194,500
Total shareholders' equity	8,038,483	7,889,758
Total liabilities and shareholders' equity	**$ 70,924,551**	**$ 60,784,026**

The accompanying notes are an integral part of these consolidated financial statements.

CLOVER COMMUNITY BANKSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME

	For the years ended December 31,	
	2003	2002
Interest income:		
Loans, including fees	$ 2,918,743	$ 2,553,342
Interest-bearing deposits in other banks	1,326	457
Investment securities:		
Taxable	409,035	585,441
Tax-exempt	213,067	217,048
Nonmarketable equity securities	9,818	12,563
Federal funds sold	84,292	65,940
Total interest income	3,636,281	3,434,791
Interest expense:		
Time deposits $100,000 and over	197,276	202,980
Other deposits	589,836	730,359
Federal funds purchased	-	117
Advances from Federal Home Loan Bank	49,201	77,164
Total interest expense	836,313	1,010,620
Net interest income	2,799,968	2,424,171
Provision for loan losses	96,000	357,000
Net interest income after provision for loan losses	2,703,968	2,067,171
Noninterest income:		
Service charges on deposit accounts	770,763	719,566
Credit life insurance commissions	3,077	1,496
Gain on sale of securities available-for-sale	-	273,376
Other	58,367	58,875
Total noninterest income	832,207	1,053,313
Noninterest expense:		
Salaries and employee benefits	1,366,756	1,070,399
Net occupancy	126,389	88,347
Furniture and equipment	279,338	187,095
Printing, postage and stationery	148,882	142,887
Professional services	103,574	88,884
Data processing	82,105	59,991
ATM/Debit card	67,844	50,300
Directors fees	46,000	38,000
Other operating	222,934	191,559
Total noninterest expense	2,443,822	1,917,462
Income before income taxes	1,092,353	1,203,022
Income tax expense	326,825	371,175
Net income	**$ 765,528**	**$ 831,847**
Earnings per share		
Weighted average number of common shares outstanding	**1,014,665**	**1,015,247**
Basic earnings per share	**$ 0.75**	**$ 0.82**

The accompanying notes are an integral part of these consolidated financial statements.

CLOVER COMMUNITY BANKSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
For the years ended December 31, 2003 and 2002

	Common stock Shares	Common stock Amount	Capital surplus	Retained earnings	Accumulated other comprehensive income (loss)	Total
Balance, December 31, 2001	**1,015,458**	**$ 10,154**	**$ 3,456,396**	**$ 4,159,474**	**$ 210,406**	**$ 7,836,430**
Net income				831,847		831,847
Other comprehensive loss: Unrealized holding losses on securities available-for-sale, net of income tax benefit of $(8,908)					(15,906)	(15,906)
Comprehensive income						815,941
Cash dividends declared - $0.75 per share				(760,918)		(760,918)
Sale of common stock under dividend reinvestment plan	3,455	35	106,625			106,660
Repurchase and retirement of common stock	(4,332)	(43)	(108,312)			(108,355)
Balance, December 31, 2002	**1,014,581**	**10,146**	**3,454,709**	**4,230,403**	**194,500**	**7,889,758**
Net income				765,528		765,528
Other comprehensive loss: Unrealized holding losses on securities available-for-sale, net of income tax benefit of $(40,374)					(72,092)	(72,092)
Comprehensive income						693,436
Cash dividends declared - $0.50 per share				(507,245)		(507,245)
Sale of common stock under dividend reinvestment plan	2,198	22	62,552			62,574
Repurchase and retirement of common stock	(4,000)	(40)	(100,000)			(100,040)
Balance, December 31, 2003	**1,012,779**	**$ 10,128**	**$ 3,417,261**	**$ 4,488,686**	**$ 122,408**	**$ 8,038,483**

The accompanying notes are an integral part of these consolidated financial statements.

CLOVER COMMUNITY BANKSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31, 2003	2002
Cash flows from operating activities:		
Net income	$ 765,528	$ 831,847
Adjustments to reconcile net income to net cash provided by operating activities:		
Provision for loan losses	96,000	357,000
Depreciation	172,361	74,633
Amortization of net loan fees and costs	5,489	9,357
Discount accretion and premium amortization	41,956	(17,982)
Deferred income tax benefit	(9,512)	(42,090)
Gain on sales of securities available-for-sale	-	(273,376)
Increase in accrued interest receivable	(49,883)	(7,187)
Decrease in accrued interest payable	(1,025)	(172,989)
Increase in other assets	(88,861)	(3,584)
Increase in other liabilities	10,430	69,978
Net cash provided by operating activities	942,483	825,607
Cash flows from investing activities:		
Purchases of securities available-for-sale	(11,073,596)	(10,305,314)
Maturities of securities available-for-sale	9,054,271	4,483,977
Proceeds from sales of securities available-for-sale	-	6,442,674
Net increase in loans made to customers	(8,739,151)	(3,543,212)
Purchase of premises, furniture and equipment	(198,616)	(911,203)
Net cash used for investing activities	(10,957,092)	(3,833,078)
Cash flows from financing activities:		
Net increase in demand deposits, interest-bearing transaction accounts and savings accounts	11,202,882	1,438,792
Net increase in certificates of deposit and other time deposits	2,778,488	2,302,880
Repayment of advances from Federal Home Loan Bank	(4,000,000)	-
Cash dividends paid	(507,245)	(760,918)
Sales of common stock under dividend reinvestment plan	62,574	106,660
Repurchase and retirement of common stock	(100,040)	(108,355)
Net cash provided by financing activities	9,436,659	2,979,059
Net decrease in cash and cash equivalents	(577,950)	(28,412)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	6,525,774	6,554,186
CASH AND CASH EQUIVALENTS, END OF YEAR	**$ 5,947,824**	**$ 6,525,774**

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization - Clover Community Bankshares, Inc. (the "Company"), a bank holding company, and its wholly-owned subsidiary, Clover Community Bank (the "Bank"), are engaged in providing domestic commercial banking services from their headquarters office in Clover, South Carolina and from a branch office in Lake Wylie, South Carolina. The Company is a South Carolina corporation and the Bank is a state chartered commercial bank with its deposits insured by the Federal Deposit Insurance Corporation (the "FDIC"). Therefore, the Company and its bank subsidiary operate under the supervision, rules and regulations of the Federal Reserve Board, FDIC and South Carolina State Board of Financial Institutions. The Company was incorporated on March 4, 1998 and the Bank was organized in 1986 and first commenced commercial operations on October 1, 1987.

Clover Community Bank is a community-oriented institution offering a full range of traditional banking services, with the exception of trust services. Substantially all of its loans are made to individuals and businesses within the Clover and Lake Wylie areas of York County, South Carolina. The Bank has a diversified loan portfolio and borrowers' abilities to repay are not dependent upon any specific economic sector. Also, substantially all of its deposits are acquired within its local market area and no brokered deposits are accepted.

Principles of Consolidation and Basis of Presentation - The consolidated financial statements include the accounts of the Company and the Bank after elimination of all significant intercompany balances and transactions.

Use of Estimates - In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

Investment Securities - Equity securities that have readily determinable fair values and all debt securities are classified generally at the time of purchase into one of three categories: held-to-maturity, trading or available-for-sale. Debt securities which the Company has the positive intent and ability to hold to ultimate maturity are classified as held-to-maturity and accounted for at amortized cost. Debt and equity securities that are bought and held primarily for sale in the near term are classified as trading and are accounted for on an estimated fair value basis, with unrealized gains and losses included in other income. However, the Company has never held any securities for trading purposes. Securities not classified as either held-to-maturity or trading are classified as available-for-sale and are accounted for at estimated fair value. Unrealized holding gains and losses on available-for-sale securities are excluded from earnings and recorded as other comprehensive income, net of applicable income tax effects. Dividend and interest income, including amortization of any premium or accretion of discount arising at acquisition, is included in earnings for all three categories of securities. Realized gains and losses on all categories of securities are included in other operating income, based on the amortized cost of the specific security on a trade date basis.

Nonmarketable Equity Securities - Nonmarketable equity securities consist of restricted securities, which are carried at cost. Management periodically evaluates these securities for impairment, with any appropriate downward valuation adjustments being made when necessary.

Loans Receivable and Interest Income - Loans are carried at principal amounts outstanding, increased or reduced by deferred net loan costs or fees. Interest income on loans is recognized using the interest method based upon the principal amounts outstanding. Loan origination and commitment fees and certain direct loan origination costs (principally salaries and employee benefits) are deferred and amortized as an adjustment of the related loan's yield. Generally, these amounts are amortized over the contractual life of the related loans or commitments. A loan is considered to be impaired when, in management's judgment based on current information and events, it is probable that the obligation's principal or interest will not be collectible in accordance with the terms of the original loan agreement. Impaired loans, when not material, are carried in the balance sheet at a value not to exceed their observable market price or the fair value of the collateral if the repayment of the loan is expected to be provided solely by the underlying collateral. The carrying value of any material impaired loan is measured based on the

(Continued)

present value of expected future cash flows discounted at the loan's effective interest rate, which is the contractual interest rate adjusted for any deferred loan fees or costs, premium or discount existing at the inception or acquisition of the loan. Generally, the accrual of interest is discontinued on impaired loans and any previously accrued interest on such loans is reversed against current income. Any subsequent interest income is recognized on a cash basis when received unless collectibility of a significant amount of principal is in serious doubt. In such cases, collections are credited first to the remaining principal balance on a cost recovery basis. An impaired loan is not returned to accrual status unless principal and interest are current and the borrower has demonstrated the ability to continue making payments as agreed.

Allowance for Loan Losses - An allowance for possible loan losses is maintained at a level deemed appropriate by management to adequately provide for known and estimated losses inherent in the loan portfolio. When management determines that a loan will not perform substantially as agreed, a review of the loan is initiated to ascertain whether it is more likely than not that a loss has occurred. If it is determined that a loan is uncollectible, the estimated amount of the loss is charged off and deducted from the allowance. The provision for possible loan losses and recoveries on loans previously charged off are added to the allowance. Determining the amount and adequacy of the allowance for loan losses involves estimating uncertain future events and their effects based on judgment applied to currently known facts and circumstances. Changes in the estimated allowance for loan losses necessitated as new events occur or more information is obtained are accounted for as changes in accounting estimates in the accounting period in which the change occurs.

Management considers the Company's historical loan loss experience, current national and local economic conditions affecting the borrowers' ability to repay, the volume of loans, the trends in delinquent, impaired and potential problem loans, and the amount and quality of collateral securing such loans in reviewing the adequacy of the allowance for loan losses. In calculating its estimate, management applies a consistent methodology that is updated quarterly. The calculation involves applying various estimated percentage factors to the loan portfolio categorized by purpose and type of underlying collateral and utilizing assessed risk grades from the Company's ongoing system of detailed loan reviews. For some loans, particularly those identified as impaired or a potential problem, specific allocations are made in the calculation.

Premises, Furniture and Equipment - Premises, furniture and equipment are stated at cost, less accumulated depreciation. The provision for depreciation is computed predominantly using the straight-line method. Rates of depreciation are generally based on the following estimated useful lives: building - 31.5 years; furniture and equipment - 5 to 7 years. The cost of assets sold or otherwise disposed of, and the related allowance for depreciation is eliminated from the accounts and the resulting gains or losses are reflected in the consolidated statements of income. Maintenance and repairs are charged to current expense as incurred and the costs of major renewals and improvements are capitalized.

Advertising - The Company expenses advertising and promotion costs as incurred.

Income Taxes - The Company uses an asset and liability approach for financial accounting and reporting of deferred income taxes. Deferred tax assets and liabilities are determined based on the difference between the financial statement and income tax bases of assets and liabilities as measured by the current tax rates which are assumed in effect when these differences reverse. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized. Deferred income tax expense or credit is the result of changes in deferred tax assets and liabilities.

Earnings Per Share - Earnings per share is calculated by dividing net income by the weighted average number of shares of the Company's common stock outstanding during the period. The Company has no potential dilutive common shares, stock options or warrants outstanding and therefore has not presented diluted earnings per share.

(Continued)

Comprehensive Income - Comprehensive income consists of net income for the current period and other comprehensive income, defined as income, expenses, gains and losses that bypass the consolidated statement of income and are reported directly in a separate component of shareholders' equity. The Company classifies and reports items of other comprehensive income or loss by their nature, reports total comprehensive income or loss in the consolidated statement of changes in shareholders' equity, and displays the accumulated balance of other comprehensive income or loss separately in the shareholders' equity section of the consolidated balance sheet. The components of other comprehensive income or loss and related tax effects are as follows:

	For the years ended December 31,			
	2003		2002	
Change in unrealized gains (losses) on securities available-for-sale	$	(112,466)	$	248,562
Reclassification adjustment for gains realized in net income		-		(273,376)
Change in net unrealized gains (losses) on securities available-for-sale		(112,466)		(24,814)
Tax effect		(40,374)		(8,908)
Net-of-tax amount	**$**	**(72,092)**	**$**	**(15,906)**

Consolidated Statement of Cash Flows - The consolidated statement of cash flows reports net cash provided or used by operating, investing and financing activities and the net effect of those flows on cash and cash equivalents. Cash equivalents include amounts due from banks and federal funds sold.

The following summarizes supplemental cash flow information for the years ended December 31, 2003 and 2002:

	2003		2002	
Cash paid for:				
Interest	$	836,313	$	1,010,620
Income taxes		389,244		411,000
Supplemental noncash investing and financing activities:				
Change in unrealized gain or loss on securities available-for-sale, net of tax		(72,092)		(15,906)

Fair Value Of Financial Instruments - Statement of Financial Accounting Standards ("SFAS") No. 107, *Disclosures about Fair Value of Financial Instruments,* requires disclosure of fair value information, whether or not recognized in the balance sheets, when it is practical to estimate the fair value. SFAS No. 107 defines a financial instrument as cash, evidence of an ownership interest in an entity or contractual obligations, which require the exchange of cash or other financial instruments. Certain items are specifically excluded from the disclosure requirements, including the Company's common stock, premises and equipment and other assets and liabilities.

Estimates of the fair value of financial instruments are made at a specific point in time based on relevant market information about the instruments. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no active trading market exists for a significant portion of the Company's financial instruments, fair value estimates are based on management's judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

(Continued)

Fair value approximates carrying value for the following financial instruments due to the short-term nature of the instrument: cash and due from banks, interest-bearing deposits in other banks and federal funds sold.

Securities are valued using quoted fair market prices. Fair value for the Company's off-balance sheet financial instruments is based on the discounted present value of the estimated future cash flows.

Fair value for variable rate loans that reprice frequently, credit card receivables and lines of credit is based on the carrying value. Fair value for fixed rate mortgage loans, personal loans, and all other loans (primarily commercial) is based on the discounted present value of the estimated future cash flows. Discount rates used in these computations approximate the rates currently offered for similar loans of comparable terms and credit quality.

Fair value for demand deposit accounts and interest-bearing accounts with no fixed maturity date is equal to the carrying value. The fair value of certificate of deposit accounts is estimated by discounting cash flows from expected maturities using current interest rates on similar instruments.

Fair value for advances from the Federal Home Loan Bank is estimated at the carrying amount because rates approximate rates currently offered for similar borrowings of comparable terms and credit quality.

Fair value of off balance sheet investments is based on fees currently charged to enter into similar agreements; taking into account the remaining terms of the agreements and the counterparties' credit standing.

Reclassifications - Certain captions and amounts in the 2002 consolidated financial statements were reclassified to conform with the 2003 presentation. These reclassifications had no impact on previously reported net income or shareholders' equity.

Recently Issued Accounting Standards - The following is a summary of recent authoritative pronouncements that affect accounting, reporting, and disclosure of financial information by the Company:

In December 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 148, *Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment of FASB Statement No. 123, "Accounting for Stock-Based Compensation"*, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 and Accounting Principles Board ("APB") Opinion No. 28, *Interim Financial Reporting*, to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. While SFAS No. 148 does not amend SFAS No. 123 to require companies to account for employee stock options using the fair value method, the disclosure provisions of SFAS No. 148 are applicable to all companies with stock-based employee compensation, regardless of whether they account for that compensation using the fair value method of SFAS No. 123 or the intrinsic value method of APB Opinion No. 25. The provisions of SFAS No. 148 were effective for annual financial statements for fiscal years ending after December 15, 2002, and for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002. The adoption of SFAS No. 148 did not have a material impact on the Company's financial position or results of operations.

In April 2003, the FASB issued SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*, which amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts and loan commitments that relate to the origination of mortgage loans held-for-sale, and for hedging activities under SFAS No. 133. SFAS No. 149 was generally effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on the financial condition or operating results of the Company.

(Continued)

Recently Issued Accounting Standards, Continued

In May 2003, the FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. SFAS No. 150 was generally effective for financial instruments entered into or modified after May 31, 2003, and otherwise was effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a material impact on the financial condition or operating results of the Company.

In November 2002, the FASB issued FASB Interpretation ("FIN") No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*. FIN No. 45 requires a company, at the time it issues a guarantee, to recognize an initial liability for the fair value of obligations assumed under the guarantee and elaborates on existing disclosure requirements related to guarantees and warranties. The initial recognition requirements of FIN No. 45 were effective for guarantees issued or modified after December 31, 2002. The disclosure requirements were effective for financial statements of periods ending after December 15, 2002. The adoption of FIN No. 45 did not have a material effect on the Company's financial position or results of operations.

In January 2003, the FASB issued FIN No. 46, *Consolidation of Variable Interest Entities*. FIN No. 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns, or both. FIN No. 46 also requires disclosures about variable interest entities that a company is not required to consolidate, but in which it has a significant variable interest. FIN No. 46 provides guidance for determining whether an entity qualifies as a variable interest entity by considering, among other considerations, whether the entity lacks sufficient equity or its equity holders lack adequate decision-making ability. The consolidation requirements of FIN No. 46 applied immediately to variable interest entities created after January 31, 2003. The consolidation requirements applied to existing entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements applied to all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The adoption of FIN No. 46 did not have a material effect on the Company's financial position or results of operations.

In November 2003, the Emerging Issues Task Force ("EITF") reached a consensus that certain quantitative and qualitative disclosures should be required for debt and marketable equity securities classified as available-for-sale or held-to-maturity under SFAS No. 115 and SFAS No. 124 that are impaired at the balance sheet date but for which an other-than-temporary impairment has not been recognized. Accordingly the EITF issued EITF No. 03-1, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments*. This issue addresses the meaning of other-than-temporary impairment and its application to investments classified as either available-for-sale or held-to-maturity under SFAS No. 115 and provides guidance on quantitative and qualitative disclosures. EITF No. 03-1 was effective for fiscal years ending after December 15, 2003. Adopting the disclosure provisions of EITF No. 03-1 did not have a material effect on the Company's financial position or results of operations.

Risks and Uncertainties - In the normal course of its business the Company encounters two significant types of risks: economic and regulatory. There are three main components of economic risk: interest rate risk, credit risk, and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different times, or on different bases, than its interest-earning assets. Credit risk is the risk of default on the Company's loan and investments securities portfolios that results from a borrower's inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of collateral underlying loans receivable and the valuation of real estate held by the Company.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

The Company is subject to the regulations of various governmental agencies. These regulations can and do change significantly from period to period. The Company also undergoes periodic examinations by the regulatory agencies, which may subject it to further changes with respect to asset valuations, amounts of required loss allowances and operating restrictions from the regulators' judgments based on information available to them at the time of their examination.

NOTE 2 - CASH AND DUE FROM BANKS

Banks are generally required by regulation to maintain an average cash reserve balance based on a percentage of deposits. The average amounts of the cash reserve balances at December 31, 2003 and 2002 were approximately $332,000 and $230,000, respectively.

NOTE 3 - SECURITIES AVAILABLE-FOR-SALE

The amortized cost and estimated fair values of securities available-for-sale at December 31, 2003 and 2002 were as follows:

	Amortized	Gross unrealized		Estimated fair
December 31, 2003	**cost**	**gains**	**losses**	**value**
U.S. Government agencies	$ 3,002,579	$ 10,704	$ 18,906	$ 2,994,377
State, county and municipal	5,288,050	225,230	9,416	5,503,864
Mortgage-backed securities	9,916,890	35,972	52,618	9,900,244
Total	**$ 18,207,519**	**$ 271,906**	**$ 80,940**	**$ 18,398,485**
December 31, 2002				
U.S. Government agencies	$ 1,519,771	$ 40,053	$ -	$ 1,559,824
State, county and municipal	4,331,977	156,073	19,478	4,468,572
Mortgage-backed securities	10,378,402	131,298	4,514	10,505,186
Total	**$ 16,230,150**	**$ 327,424**	**$ 23,992**	**$ 16,533,582**

Proceeds from sales of securities available-for-sale were $6,442,674 resulting in gross realized gains of $273,376 in 2002. There were no sales of securities available-for-sale during 2003.

(Continued)

NOTE 3 - SECURITIES AVAILABLE-FOR-SALE, Continued

The following table shows gross unrealized losses and fair value, aggregated by investment category, and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2003.

Securities Available-for-Sale:

	Less than 12 Months		12 Months or More		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
US Government and agency Securities	$ 1,481,093	$ 18,906	$ -	$ -	$ 1,481,093	$ 18,906
State, county and municipal securities	1,808,737	9,416	-	-	1,808,737	9,416
Mortgage-backed securities	5,690,102	51,478	200,606	1,140	5,890,708	52,618
Total	**$ 8,979,932**	**$ 79,800**	**$ 200,606**	**$ 1,140**	**$ 9,180,538**	**$ 80,940**

At December 31, 2003, the amounts included in the category "twelve months or more" in the above table consisted of one individual mortgage-backed security in a continuous loss position for twelve months. The security is protected by mortgage insurance as well as the direct credit of Fannie Mae. Therefore, the Company believes that the deterioration in value is attributable to changes in market interest rates and not in credit quality and considers these losses to be temporary. The Company has the ability and intent to hold this security until such time as the value recovers.

The following is a summary of maturities of securities available-for-sale as of December 31, 2003 and 2002. The amortized cost and estimated fair values are based on the contractual maturity dates. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalty.

	December 31,			
	2003		2002	
	Amortized cost	Estimated fair value	Amortized cost	Estimated fair value
Due in less than one year	$ 338,776	$ 350,222	$ 325,125	$ 328,350
Due after one through five years	2,627,673	2,709,129	1,969,884	2,062,076
Due after five through ten years	4,661,068	4,725,533	2,409,027	2,445,561
Due after ten years	663,112	713,357	1,147,712	1,192,409
	8,290,629	8,498,241	5,851,748	6,028,396
Mortgage-backed securities	9,916,890	9,900,244	10,378,402	10,505,186
Total	**$ 18,207,519**	**$ 18,398,485**	**$ 16,230,150**	**$ 16,533,582**

At December 31, 2003 and 2002, securities with a carrying amount of $1,033,898 and $1,527,296, respectively, were pledged as collateral to secure public deposits.

NOTE 4 - NONMARKETABLE EQUITY SECURITIES

Nonmarketable equity securities at December 31, 2003 and 2002 consist of:

	2003	2002
Federal Home Loan Bank stock	$ 200,000	$ 200,000
Bankers' Bank stock	50,000	50,000
Total	**$ 250,000**	**$ 250,000**

The Bank, as a member institution, is required to own certain stock investments in the Federal Home Loan Bank ("FHLB") and the Bankers' Bank. The stock is generally pledged against any borrowings from the FHLB (see Note 8). No ready market exists for the stock and it has no quoted market value; however, redemption of this stock has historically been at par value.

NOTE 5 - LOANS RECEIVEABLE AND ALLOWANCE FOR LOAN LOSSES

Major classifications of loans receivable at December 31, 2003 and 2002 are summarized as follows:

	2003	2002
Commercial and industrial	$ 12,114,249	$ 5,690,871
Real estate – construction	3,552,795	2,169,447
Real estate – mortgage	23,682,712	24,007,689
Consumer and other	4,438,321	3,192,773
Total	43,788,077	35,060,780
Less allowance for possible loan losses	(449,541)	(359,906)
Loans, net	**$ 43,338,536**	**$ 34,700,874**

Nonperforming loans include nonaccrual loans or loans which are 90 days or more delinquent as to principal or interest payments. Nonperforming loans amounted to $193,742 and $431,757 at December 31, 2003 and 2002, respectively.

Transactions in the allowance for loan losses for the years ended December 31, 2003 and 2002 are summarized below:

	2003	2002
Balance, beginning of year	$ 359,906	$ 274,347
Provision charged to operations	96,000	357,000
Recoveries on loans previously charged-off	4,878	2,375
Loans charged-off	(11,243)	(273,816)
Balance, end of year	**$ 449,541**	**$ 359,906**

Certain officers and directors of the Company and its subsidiary, their immediate families and business interests were loan customers of, and had other transactions with the banking subsidiary in the normal course of business. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated parties and do not involve more than normal risk of collectibility. The aggregate dollar amount of these loans was $2,268,173 and $1,826,802 at December 31, 2003 and 2002, respectively. During 2003, new loans were $1,798,338 and repayments totaled $1,356,967.

NOTE 6 - PREMISES, FURNITURE AND EQUIPMENT

Premises, furniture and equipment consisted of the following at December 31, 2003 and 2002:

	2003	2002
Land	$ 979,273	$ 978,822
Buildings and land improvements	1,140,393	620,399
Furniture and equipment	1,575,904	1,158,282
Construction in progress	-	739,451
Total	3,695,570	3,496,954
Less, accumulated depreciation	(1,387,777)	(1,215,416)
Premises, furniture and equipment, net	**$ 2,307,793**	**$ 2,281,538**

Depreciation expense for the years ended December 31, 2003 and 2002 was $172,361 and $74,633, respectively.

Construction in progress in 2002 consisted of costs of construction of the branch office in Lake Wylie, South Carolina, which opened in late 2002. In 2003, these amounts are included in building and equipment.

NOTE 7 - DEPOSITS

A summary of deposits at December 31, 2003 and 2002 follows:

	2003	2002
Noninterest bearing demand	$ 9,348,902	$ 4,921,609
Interest bearing transaction accounts	23,957,824	14,432,234
Savings	3,950,327	3,078,637
Time, $100,000 and over	10,047,467	8,195,453
Other time deposits	15,367,648	18,062,865
Total deposits	**$ 62,672,168**	**$ 48,690,798**

At December 31, 2003 the scheduled maturities of certificates of deposit are as follows:

2004	$ 22,217,745
2005	2,549,032
2006	79,516
2007	128,969
2008	439,853
Total	**$ 25,415,115**

NOTE 8 - ADVANCES FROM FEDERAL HOME LOAN BANK (FHLB)

Advances from the FHLB at December 31, 2002 were as follows:

	2002
Floating rate notes issued to the FHLB	
Due November 28, 2003	$ 4,000,000
Interest rate at period end	1.51%

NOTE 9 - SHAREHOLDERS' EQUITY

Restrictions on Subsidiary Dividends, Loans or Advances - South Carolina banking regulations restrict the amount of dividends that banks can pay to shareholders. Any of the Bank's dividends to the Company in an amount exceeding the amount of the current year's earnings are subject to the prior approval of the South Carolina Commissioner of Banking. In addition, dividends paid by the Bank to the Company would be prohibited if the effect thereof would cause the Bank's capital to be reduced below applicable minimum capital requirements. Under Federal Reserve Board regulations, the amounts of loans or advances from the banking subsidiary to the parent company are also restricted.

Accumulated Other Comprehensive Income - As of December 31, 2003 and 2002, accumulated other comprehensive income included in shareholders' equity in the accompanying consolidated balance sheets consisted of the accumulated changes in the unrealized holding gains and losses on available-for-sale securities, net of income tax effects.

Dividend Reinvestment Plan - As of February 4, 1999, the Company registered and reserved 50,000 shares of its authorized but unissued common stock for sale through its Dividend Reinvestment Plan (the "Plan"). Under the Plan, which is available only to residents of South Carolina, shareholders may purchase additional shares by foregoing the payment in cash of cash dividends declared by the Company and instead accepting additional shares of common stock. Such shares of additional stock are issued at a price determined in accordance with the Plan's pricing formula. There are no provisions for other periodic stock purchases under the Plan. Shares issued under the Plan are newly issued shares. As of December 31, 2003, a total of 20,257 shares had been issued, with 29,743 of the reserved shares available for future issuance.

Regulatory Capital - All bank holding companies and banks are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, bank holding companies and banks must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and its banking subsidiary to maintain minimum amounts and ratios set forth in the table below of Total and Tier 1 Capital, as defined in the regulations, to risk weighted assets, as defined, and of Tier 1 Capital, as defined, to average assets, as defined. Management believes, as of December 31, 2003 and 2002, that the Company and the Bank exceeded all capital adequacy minimum requirements.

As of December 31, 2003, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Company and the Bank must maintain minimum Total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category. The Company's and the Bank's actual capital amounts and ratios are also presented in the table.

(Continued)

NOTE 9 - SHAREHOLDERS' EQUITY, Continued

	Actual		For capital adequacy purposes		To be well capitalized under prompt corrective action provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
(Dollars in thousands)						
December 31, 2003						
The Company						
Total Capital (to risk weighted assets)	$ 7,771	15.76%	$ 3,944	8.0%	$ 4,931	10.0%
Tier 1 Capital (to risk weighted assets)	7,328	14.85	1,972	4.0	2,959	6.0
Tier 1 Capital (to average assets)	7,325	10.25	2,149	3.0	3,573	5.0
Clover Community Bank						
Total Capital (to risk weighted assets)	$ 7,772	15.76%	$ 3,945	8.0%	$ 4,931	10.0%
Tier 1 Capital (to risk weighted assets)	7,322	14.85	1,974	4.0	2,961	6.0
Tier 1 Capital (to average assets)	7,322	10.25	2,144	3.0	3,573	5.0
December 31, 2002						
The Company						
Total Capital (to risk weighted assets)	$ 8,055	19.7%	$ 3,265	8.0%	$ 4,082	10.0%
Tier 1 Capital (to risk weighted assets)	7,695	18.9	1,633	4.0	2,449	6.0
Tier 1 Capital (to average assets)	7,695	13.0	1,783	3.0	2,972	5.0
Clover Community Bank						
Total Capital (to risk weighted assets)	$ 7,409	18.1%	$ 3,268	8.0%	$ 4,086	10.0%
Tier 1 Capital (to risk weighted assets)	7,049	17.3	1,634	4.0	2,451	6.0
Tier 1 Capital (to average assets)	7,049	11.9	1,783	3.0	2,972	5.0

NOTE 10 - INCOME TAXES

Income tax expense (benefit) for the years ended December 31, 2003 and 2002 is summarized as follows:

	2003	2002
Currently payable:		
Federal	$ 301,212	$ 375,832
State	35,125	37,433
Total current	336,337	413,265
Change in deferred income taxes:		
Federal	(9,512)	(42,090)
State	-	-
Total deferred	(9,512)	(42,090)
Income tax expense	**$ 326,825**	**$ 371,175**

(Continued)

NOTE 10 - INCOME TAXES, Continued

The gross amounts of deferred tax assets (liabilities) as of December 31, 2003 and 2002 are as follows:

	2003	2002
Deferred tax assets:		
Allowance for loan losses	$ 130,507	$ 100,229
Net deferred loan fees	15,741	7,512
Accrual to cash adjustment	67,638	59,304
Gross deferred tax assets	213,886	167,045
Deferred tax liabilities:		
Unrealized holding gains on securities available-for-sale	68,558	108,932
Depreciation	60,292	22,963
Gross deferred tax liability	128,850	131,895
Net deferred tax asset	**$ 85,036**	**$ 35,150**

The net deferred tax asset is included in other assets at December 31, 2003 and 2002. A portion of the change in net deferred taxes relates to the change in unrealized net gains and losses on securities available-for-sale. The related 2003 deferred tax benefit of $40,374 and the 2002 deferred tax benefit of $8,909 have been recorded directly to shareholders' equity. The balance of the change in net deferred taxes results from the current period deferred tax benefit.

Reconciliation between the income tax expense and the amount computed by applying the federal statutory rate of 34% to income before income taxes for the years ended December 31, 2003 and 2002 follows:

	2003		2002	
Tax expense at statutory rate	$ 373,171	34.0%	$ 412,369	34.0%
State income tax, net of federal income tax benefit	23,183	2.1	24,706	2.1
Tax-exempt interest income	(70,868)	(6.2)	(69,820)	(5.8)
Non-deductible interest expense	4,211	-	5,940	0.5
Other, net	(2,872)	-	(2,020)	-
Total	**$ 326,825**	**29.9%**	**$ 371,175**	**30.8%**

NOTE 11 - RETIREMENT PLAN

In 1993, the Company established the Clover Community Bank Employees' Retirement Savings Plan (the "Savings Plan") for the exclusive benefit of all eligible employees and their beneficiaries. Employees are eligible to participate in the Savings Plan after attaining age 21 and completing twelve months of service, and are credited with at least 1000 hours of service during the eligibility computation period. Employees are allowed to defer their salary up to the maximum dollar amount determined by federal laws and regulations each year. The Company matches $.50 for each dollar contributed by the employees up to 6% of each employee's total pay. The Board of Directors can also elect to make discretionary contributions. Employees are fully vested in both the matching and any discretionary contributions after six years of service. The employer contributions to the Savings Plan for the years ended December 31, 2003 and 2002 totaled $17,254 and $17,545, respectively.

NOTE 12 - COMMITMENTS AND CONTINGENCIES

Commitments to Extend Credit - In the normal course of business, the Bank is party to financial instruments with off-balance-sheet risk. These financial instruments include commitments to extend credit and standby letters of credit, and have elements of credit risk in excess of the amount recognized in the balance sheet. The exposure to credit loss in the event of nonperformance by the other parties to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments. Generally, the same credit policies used for on-balance-sheet instruments, such as loans, are used in extending loan commitments and standby letters of credit.

Following are the off-balance-sheet financial instruments whose contract amounts represent credit risk at December 31, 2003 and 2002:

	2003	2002
Loan commitments	$ 12,937,940	$ 5,738,998
Standby letters of credit	-	-

Loan commitments involve agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and some involve payment of a fee. Many of the commitments are expected to expire without being fully drawn; therefore, the total amount of loan commitments does not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if any, upon extension of credit is based on management's credit evaluation of the borrower. Collateral held varies but may include commercial and residential real properties, accounts receivable, inventory and equipment.

Standby letters of credit are conditional commitments to guarantee the performance of a customer to a third party. The credit risk involved in issuing standby letters of credit is the same as that involved in making loan commitments to customers.

Lines of Credit and FHLB Borrowing Availability - The banking subsidiary had available at the end of 2003 unused short-term lines of credit to purchase up to $2,400,000 of federal funds from unrelated correspondent institutions. Additionally, the Bank has undrawn long-term debt availability from the FHLB of approximately $10,328,000.

Litigation - The Company and the Bank were not involved as defendants in any litigation at December 31, 2003. Management is not aware of any pending or threatened litigation, or unasserted claims or assessments that are expected to result in losses, if any, that would be material to the consolidated financial statements.

NOTE 13 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company has used management's best estimate of fair value based on the above assumptions described in Note 1. Thus, the fair values presented may not be the amounts which could be realized in an immediate sale or settlement of the instrument. In addition, any income taxes or other expenses which would be incurred in an actual sale or settlement are not taken into consideration in the fair value presented.

(Continued)

NOTE 13 - FAIR VALUE OF FINANCIAL INSTRUMENTS, Continued

The estimated fair values of the Company's financial instruments as of December 31, 2003 and 2002 are as follows:

	2003		2002	
	Carrying amount	**Estimated fair value**	**Carrying amount**	**Estimated fair value**
Financial Assets:				
Cash and due from banks	$ 2,561,973	$ 2,561,973	$ 3,280,267	$ 3,280,267
Interest-bearing deposits in other banks	14,851	14,851	24,507	24,507
Federal funds sold	3,371,000	3,371,000	3,221,000	3,221,000
Securities available-for-sale	18,398,485	18,398,485	16,533,582	16,533,582
Nonmarketable equity securities	250,000	250,000	250,000	250,000
Loans, net	43,338,536	45,335,936	34,700,874	37,160,289
Accrued interest receivable	321,943	321,943	272,060	272,060
Financial Liabilities:				
Deposits	$ 62,672,168	$ 62,750,529	$ 48,690,798	$ 48,865,399
Advances from Federal Home Loan Bank	-	-	4,000,000	4,000,000
Accrued interest payable	202,073	202,073	203,098	203,098
	Notional amount		**Notional amount**	
Off-Balance Sheet Financial Instruments:				
Loan commitments	$ 1,524,000		$ 5,738,998	

NOTE 14 - CLOVER COMMUNITY BANKSHARES, INC. (PARENT COMPANY ONLY)

Presented below are the condensed financial statements for Clover Community Bankshares, Inc. (Parent Company Only).

CLOVER COMMUNITY BANKSHARES, INC. (PARENT COMPANY ONLY)
CONDENSED BALANCE SHEETS

	December 31,	
	2003	**2002**
Assets:		
Cash	$ 594,033	$ 636,709
Investment in banking subsidiary	7,444,450	7,243,224
Other assets	-	9,825
Total assets	**$ 8,038,483**	**$ 7,889,758**
Liabilities and shareholders' equity:		
Shareholders' equity	$ 8,038,483	$ 7,889,758
Total liabilities and shareholders' equity	**$ 8,038,483**	**$ 7,889,758**

NOTE 14 - CLOVER COMMUNITY BANKSHARES, INC. (PARENT COMPANY ONLY), Continued

CLOVER COMMUNITY BANKSHARES, INC. (PARENT COMPANY ONLY)
CONDENSED STATEMENTS OF INCOME

	For the years ended December 31,	
	2003	**2002**
Income		
Dividends received from banking subsidiary	$ 507,244	$ 760,918
Interest income	4,066	7,186
Total income	511,310	768,104
Expenses	19,100	36,082
Income before income taxes and equity in undistributed earnings of banking subsidiary	492,210	732,022
Income tax benefit	-	(9,825)
Equity in undistributed earnings of banking subsidiary	273,318	90,000
Net income	$ 765,528	$ 831,847

CLOVER COMMUNITY BANKSHARES, INC. (PARENT COMPANY ONLY)
CONDENSED STATEMENTS OF CASH FLOWS

	For the years ended December 31,	
	2003	**2002**
Cash flows from operating activities:		
Net income	$ 765,528	$ 831,847
Adjustments to reconcile net income to net cash provided by operating activities:		
Equity in undistributed earnings of banking subsidiary	(273,318)	(90,000)
(Increase) decrease in other assets	9,825	(4,620)
Net cash provided by operating activities	502,035	737,227
Cash flows from financing activities:		
Sales of common stock under dividend reinvestment plan	62,574	106,660
Repurchase and retirement of common stock	(100,040)	(108,355)
Cash dividends paid	(507,245)	(760,918)
Net cash provided by financing activities	(544,711)	(762,613)
Net decrease in cash and cash equivalents	(42,676)	(25,386)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	636,709	662,095
CASH AND CASH EQUIVALENTS, END OF YEAR	**$ 594,033**	**$ 636,709**

Board of Directors, Clover Community Bankshares, Inc. and Clover Community Bank

Charles R. Burrell	Retired Vice President and General Manager, Boyd Tire and Applicance, Inc.
David A. Cyphers	Vice President, Sifford Stine Insurance Agency
Nancy C. Daves	Vice President, Daves' Land Development Corporation
Herbert Kirsh	Member, S.C. State House of Representatives
James H. Owen, Jr.	Attorney, Haselden, Owen and Boloyan
Gwen M. Thompson	President and Chief Executive Officer, Clover Community Bankshares, Inc. and Clover Community Bank
James C. Young	Director of Operations, Maiden, N.C. and Clover S.C. Manufacturing Plants of North Safety Products, Inc.

Officers, Clover Community Bankshares, Inc.

Gwen M. Thompson	President and Chief Executive Officer
Gerald L. Bolin	Executive Vice President and Chief Operating Officer, Cashier, Assistant Corporate Secretary
Nancy C. Daves	Corporate Secretary

Officers and Employees, Clover Community Bank

Gwen M. Thompson	President & Chief Executive Officer
Gerald L. Bolin	Executive Vice President & Chief Operating Officer
Paige B. McCarter	Senior Vice President & Lake Wylie Banking Center Manager
Earnest A. Robertson	Senior Vice President & Chief Lending Officer
Frank McC. Gadsden	Vice President & Chief Information Officer
James D. Westmoreland, III	Vice President, Commercial Lending Officer
Lori M. Hudson	Assistant Vice President, Finance Manager
Elizabeth B. Jackson	Assistant Vice President, Operations Manager
Judy M. Lark	Assistant Vice President, Executive Assistant and CSR
Elizabeth T. Lechner	Assistant Vice President, Compliance and Loan Administration
Donna M. McSwain	Assistant Vice President, Consumer Lending
Jeannie D. Reiss	Assistant Vice President, Mortgage Lending
Sheila M. Goss	Banking Officer, Customer Service Representative, Lake Wylie
Misty D. Adams	Deposit Operations
Beverly W. Alsobrooks	Teller Operations
Mary Locke Bigger	Teller Operations
Amy G. Bradley	Customer Service Representative
Brandy W. Bumgardner	Teller Operations Supervisor, Lake Wylie
Lori F. Childers	Deposit Operations
Julia A. Colon	Teller Operations, Lake Wylie
Michelle H. Cooper	Teller Operations
Brenda C. Jackson	Loan Administration
Sarah B. Jackson	Loan Administration
Kim A. Killian	Deposit Operations
Gina M. Lane	Teller Operations
Mary D. Mitchell	Teller Operations Supervisor
Stephanie C. Penland	Teller Operations
Latonya M. Sanders	Deposit Operations
Laura C. Seamster	Deposit Operations
Leslie F. Shepard	Teller Operations, Lake Wylie
Mary D. Stewart	Customer Service Representative

Stock Transfer Agent

Clover Community Bank
Attn: Judy M. Lark, Assistant Vice President
124 North Main Street
Clover, South Carolina 29710
(803) 222-7660

This Annual Report serves as the ***ANNUAL FINANCIAL DISCLOSURE STATEMENT*** *furnished pursuant to Part 350 of the Federal Deposit Insurance Corporation's Rules and Regulations.* ***THIS STATEMENT HAS NOT BEEN REVIEWED, OR CONFIMED FOR ACCURACY OR RELEVANCE, BY THE FEDERAL DEPOSIT INSURANCE CORPORATION.*** *Clover Community Banksharers, Inc. will furnish free of charge a copy of the Annual Report on Form 10-KSB filed with the Securities and Exchange Commission upon written request to Gerald L. Bolin, Executive Vice President and Chief Operating Officer, Clover Community Bankshares, Inc., Post Office Box 69, Clover, South Carolina 29710. Copies of the Form 10-KSB are also available on the Securities and Exchange Commission's website at www.sec.gov.*

CLOVER COMMUNITY BANKSHARES, INC.
124 NORTH MAIN STREET
CLOVER, SOUTH CAROLINA 29710